March 17, 2023

VIA EDGAR

Ms. Andrea Ottomanelli Magovern, Esq.

Assistant Director, Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Re:	Guggenheim Strategic Opportunities Fund (File No. 811-21982)

Dear Ms. Magovern:

This letter is being filed on behalf of Guggenheim Strategic Opportunities Fund (the "Fund"), a Delaware statutory trust that is registered as a closed-end diversified management investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Pursuant to discussions with the staff (the "Staff") of the Securities and Exchange Commission ("Commission"), we understand that the Staff will not object to the Fund's use of its current shelf registration statement on Form N-2, notwithstanding the Fund's filing on August 10, 2022, of its Form N-CSR for the fiscal year ended May 31, 2022, subject to the remedial measures discussed herein. The Fund acknowledges that it is not seeking relief, nor is the Staff opining regarding, the Fund's status as a well-known seasoned issuer. The Fund's use of its current shelf registration statement on Form N-2 is based upon the specific facts and circumstances involved in this matter.

Pursuant to Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), on September 20, 2021, the Fund filed an automatic shelf registration statement on Form N-2 (the "Registration Statement"), in reliance upon General Instructions A.2 and B to Form N-2. The primary purpose of the Registration Statement was to enable the Fund to sell its common stock through an "at the market" offering program (the "ATM Program").

Pursuant to General Instruction B to Form N-2, the Fund's eligibility to use an automatic shelf registration statement is contingent upon complying with General Instruction A.2 to Form N-2. General Instruction A.2.b to Form N-2 provides that an investment company registrant must have "timely filed all reports required to be filed pursuant to Section 30 of the Investment Company Act during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement." Section 30(b)(1) of the Investment Company Act requires that "every registered investment company shall file with the Commission such information, documents, and reports (other than financial statements), as the Commission may require to keep reasonably current the information and documents contained in the registration statement of such company filed under this title." Rule 30b2-1 under the Investment Company Act ("Rule 30b2-1") provides that "[e]very registered management investment company shall file a report on Form N- CSR"not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under [Rule 30e-1 under the Investment Company Act]." Rule

30e-1 under the Investment Company Act provides that "[e]ach report shall be transmitted within 60 days after the close of the period for which such report is being made."

Prior to and since the filing of its Form N-CSR for the fiscal year ended May 31, 2022, the Fund made all filings on Form N-CSR on a timely basis as required by Rule 30b2-1 since December 2011 (when the Fund first commenced its ATM program).

With regard to the Form N-CSR filing for the fiscal year ended May 31, 2022, the Fund planned to finalize and transmit its report prior to the 60th calendar day after the close of its fiscal year end, which fell on a Saturday. The Fund worked with its independent audit firm to finalize the audit on that timeline, but delays with the completion of the audit process arose, and the independent audit firm believed that when a deadline to transmit shareholder reports falls on a weekend, the deadline is pushed to the next business day. No changes to the shareholder report were made after Friday, July 29, 2022, as a result of the work performed by the independent audit firm over the weekend. The Fund transmitted the report to shareholders on Monday, August 1, 2022 (i.e., 62 days after the close of the period). The Fund filed its Form N-CSR on August 10, 2022, nine days after the report was finalized and transmitted to shareholders (i.e., 71 days after the close of the period). The Staff has informed the Fund of its position that the filing was untimely.

Other than the filing of its Form N-CSR for the fiscal year ended May 31, 2022, discussed herein, the Fund has timely filed all reports required to be filed pursuant to Section 30 of the Investment Company Act during the prior twelve calendar months and through the date of this letter.

Pursuant to discussions with the Staff, and on the basis of the specific facts and circumstances at issue here, the Fund has agreed to the following remedial measures.

1.Board reporting – For the next two years (2023 and 2024), the Chief Compliance Officer of the Fund will annually report to the Board of Trustees of the Fund at its first meeting following its Form N-CSR filing for the relevant fiscal year end of the Fund on the effectiveness of the remedial measures described in this letter and in paragraphs 2 and 3 below.

2.Revision of policies and procedures – The Fund will revise its policies and procedures to address any potential weaknesses with respect to the timely filing of reports under Section 30 of the Investment Company Act.

3.Additional training – The Fund will conduct or enhance existing training for relevant personnel regarding timely filing of reports under Section 30 of the Investment Company Act.

4.SEC disclosure review staff reporting – The Chief Compliance Officer of the Fund will provide a written certification to the primary reviewer of the Fund's filings in the Disclosure Review Office of the Commission's Division of Investment Management within two weeks of the filing of the reports with respect to the fiscal years ending May 31, 2023, and May 31, 2024, respectively, confirming that:

a.The policies and procedures that the Fund has in place (including the remedial measures described in paragraphs 1, 2 and 3 above) have been effective to ensure the timely filing of reports under Section 30 of the Investment Company Act; and

b.The Fund has filed all such required reports on a timely basis for the prior 12- month period.

Pursuant to discussions with the Staff, the Fund understands that the Staff will not object to the Fund's use of its Registration Statement, notwithstanding the Fund's filing on August 10, 2022, of its Form N-CSR for the fiscal year ended May 31, 2022, subject to the remedial measures outlined above. The Fund acknowledges that the Staff is not opining about whether the Fund meets the definition of a well-known seasoned issuer.

* * *

If you have any questions, please do not hesitate to contact Julien Bourgeois

(202.261.3451; julien.bourgeois@dechert.com) or James Catano (202.261.3376; james.catano@dechert.com). On behalf of the Fund, thank you for your consideration of this request.

Very truly yours,

/s/ Julien Bourgeois

Julien Bourgeois

cc:Amy J. Lee, Esq., Guggenheim Strategic Opportunities Fund

Mark E. Mathiasen, Esq., Guggenheim Strategic Opportunities Fund James V. Catano, Esq., Dechert LLP

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